

GYM RAT

A FEATURE FILM PROPOSAL

C O N T E N T S

"You wouldn't like me when I'm angry"
-The Incredible Hulk



"I would not encourage drug use because it sends the wrong message to children."
-Arnold Schwarzenegger on using performance-enhancing drugs

"I have no regrets."
-Arnold Schwarzenegger on using performance-enhancing drugs

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A fitness freak just released from prison with delusions of being the next Mr. Olympia gets a job selling steroids for a maniacal gym owner and rising tensions soon turn tragic.

S Y N O P S I S

GYM RAT is a darkly comedic thriller which follows Lonnie Milsap's delusional trek to the Mr. Olympia bodybuilding contest as an ex-con turned physique trainer. With a reputation of severely working out and committing violent crimes when he feels his back is to the wall, our protagonist, Lonnie, navigates a world of bold and colorful characters that match his own often absurd behavior.

Under the watchful eye of gym owner, PHILLIE, Lonnie grows an illegal steroid business to pay his way while trying to prep for the competition. He soon meets LENA, a nurse with an affinity for helping the underdog and a precondition of kleptomania. Their budding romance seems to offer a ray of hope and stability but Lonnie's obsession with winning and clashes with his bigoted bully of a boss, threaten to derail it. As he spirals deeper into a cycle of drugs and violence we have to wonder if he will take that hard look in the mirror before it's too late.



"You know, a long time ago being crazy meant something. Nowadays everybody's crazy."
— Charles Manson

"I am Folsom Prison. At one time they called me 'Bloody Folsom.'" - Inside the Walls of Folsom Prison

LONNIE

Lonnie portrays an awkward and often disturbing presence, from his large athletic frame to his bloodshot and unblinking eyes framed behind his glasses. Not much is known about his past, although he has the pattern of going in and out of prison. He is an orphan and the system has done a number on him. His heroes are the Hulk and the man who portrayed him, Lou Ferrigno, but Lonnie finds himself most often compared to Clark Kent.

While Lonnie has a penchant for engaging in unjustified violence, he also has a soft spot for the vulnerable and downtrodden and is willing to stand up for the defenseless against injustice. Bodybuilding is everything to Lonnie and his drive to succeed is tremendous but his psychological imbalances and body dysmorphia have given him a distorted view of his chances for success.

LENA

Lena is a codependent nurse with a hero complex of her own. Unfortunately, she doesn't have any real superpowers unless you count empathy and kleptomania. Lena falls for Lonnie, she believes in him even when his dreams are unreachable. This may be because she is doing some soul searching of her own. Nonetheless, Lonnie eventually breaks it off with her and this triggers a deep pain as well as a longing inside. She and Lonnie hold in common the damage of daddy issues. These issues cause Lena to pursue and attempt to save people who could, in the long run, be very bad for her.

PHILLIE

Phillie is the infamous gym owner of Phil's Good Gym. He is a former competitor who has aged far beyond his years. He walks with a cane because of a debilitating condition caused by heavy lifting and steroid use. Phillie recruits Lonnie into his PED (Performance Enhancing Drug) business. He is detestable in the way he relates to people, and he even sexually harasses female clients verbally and physically. Phillie is a mean-spirited man, he is aggressive and rude in his speech, but Phillie doesn't see himself or his methods as abusive. He prefers to justify his illicit and even illegal behavior by prodding and bullying Lonnie into what he believes will help him become a better competitor. Phillie's logic is the more he hurts and humiliates a person, the more motivated they will be to become better. This will also keep others from taking a closer look at him. Ultimately he is a sad man looking for connection who's too scared to be vulnerable.

CAST

JOSH MURRAY IS LONNIE



Josh Murray debuted nationally in TV movie "Killing Lincoln" (as assassin Lewis Powell) – Executive Produced by Ridley Scott and narrated by Tom Hanks – it set a record in viewership on the National Geographic Channel. Since then, he has starred in real life spy drama "Game of Pawns" on the Pentagon Channel which won 2 regional Emmy awards and was featured in major media outlets world-wide, appeared in NBC's "Revolution" and "Taxi Brooklyn" as well as the feature film adaption of David Baldacci's book "Wish You Well" (starring Mackenzie Foy, Ellen Burstyn and Josh Lucas). He has also worked as an actor for and/or with multiple branches of the military and various law enforcement agencies.

Josh has substantial roles in several forthcoming feature films including: Action/Adventure "The Reliant" as the romantic interest of the protagonist (played by Mollee Gray) which also stars Kevin Sorbo, Brian Bosworth and Eric Roberts and is slated for theatrical release this year; SciFI/Thriller "Final Frequency" as an FBI agent with mysterious allegiances, opposite Lou Ferrigno Jr. and Charles Shaughnessy; and in Thriller "Inheritance" starring Lily Collins, Simon Pegg and Connie Nielsen, as a young father of the protagonist (Collins), who becomes the patriarch of a powerful family.



Josh is managed by Bohemia Group.

FILM COMPARABLES







NIGHTCRAWLER   I, TONYA   WHIPLASH



"God has been showing me to forgive myself... And I feel that God has completely forgiven me, and he's taught me how to forgive myself. You know, he's allowed my mind to be healed. And it's been a long process. I've been a believer now in Jesus for 12 years."

— David Berkowitz AKA Son of Sam, the .44 Caliber Killer

ACT I OVERVIEW

GYM RAT opens with views outside of Folsom Prison at daybreak. Gradually we focus in on Lonnie as he works out furiously. Later, Lonnie avoids a chapel service he's accustomed to attending and is escorted to a parole hearing. Lonnie presents a stereotypical image of a tough guy inmate (replete with slick backed hair and handlebar mustache) trying to reform as he tells Board Members about his change on the inside, his religious beliefs and his father an amazing scientist who is constantly on the move in an attempt to cure a rare disease.

After the hearing, Lonnie sits in the breakroom and watches the Incredible Hulk TV show. As Bill Bixby hitchhikes we gather Lonnie's dad was described during his hearing just like the fictional character David Banner. Lonnie is clearly lacking a father figure, or more to the point, an actual father

After receiving his parole, Lonnie's first act outside is to break into a school gymnasium for a free workout, the very thing that landed him with his last prison sentence. Lonnie works out with a vengeance, he's hell bent on transforming himself into Mr. Olympia. But after getting caught by a teacher, Lonnie assaults the man and escapes only to brazenly shows up the next day, displaying a clean-cut all American look, hoping to go back to work at his old job. With cops arriving on the scene, Lonnie manages to elude arrest by blackmailing the principal with some surprising leverage. It seems, working out wasn't the only thing Lonnie was doing during his late night break-in.

With no job, no money and the school gym too hot to handle even for Lonnie, he goes in search of a new supplier for his steroid fix and finds all that and more at Phil's Good Gym. The owner, Phillie, sees much more potential in Lonnie than just a customer. He offers Lonnie job training clients and peddling products for his performance-enhancing drug (PED) business. Lonnie is hesitant but sees the opportunity as his only option to achieve his goals and effortlessly shape shifts once again into the necessary persona.





ACT II



Lonnie no sooner begins work at the gym when he's introduced to his new boss's lascivious tendencies which know no bounds, neither with clients nor employees. Before he can finish his first day, a freak accident leaves him with a broken foot, heading for the hospital. As fate would have it, his lovely nurse, Lena, is his dream girl in the flesh and he's hopelessly smitten. He asks her out and after pressing the issue, she consents. He hobbles through his work and workouts counting the days until their first date as his drug sales begin to accumulate. They quickly hit it off and things can't move fast enough for Lonnie who works hard to impress her, repeating his tall tales about his mythical father. Lena talks about her exploration of spirituality but Lonnie makes his religion clear: Bodybuilding. But the chemistry is palpable and they quickly bond. But soon Lena discovers his prison record and the results of Lonnie's blood work reveal steroid use; conflict ensues. Maybe it's her belief in her ability to change him, maybe it's her awareness of her own bad habits like compulsive stealing, but forgiveness carries the day and she sticks with him while trying to steer him in a better direction.



Lonnie and Lena continue to date and their relationship grows as he prepares for the big Mr. Olympia event. Meanwhile, Phillie, who turns out to have been a former professional bodybuilder who lost his career to a disease, displays potential to be a mentor to Lonnie and makes an effort to strike a conciliatory tone. Lonnie displays uncommon vulnerability and admits that he is actually an orphan. But Phillie is not interested in bonding and returns to his vicious bullying habits which starts a growing wedge between the two. In spite of his cast, Lonnie continues to train harder than ever and though he tries to make Lena happy for a time, he falls back into his steroid dependency which puts a further strain on their relationship after he confesses to her. When it finally comes time to remove the cast Lena confides her concerns about the drug use to the Doctor which leads to a confrontation and Lena's first real glimpse at Lonnie's pent up rage.



As Phillie's abusiveness becomes more apparent and even violent so does Lonnie's rage. He starts standing up for himself and the other staff and the conflict between the two of them builds. When Lonnie finally attends a PED support group as a concession to Lena intended to wean him off drugs it has the opposite effect and and he storms home upset where he finds his house ransacked and his prized Lou Ferrigno memorabilia stolen. He calls the police but as an excon, he gets little consideration from the officers. At the gym the next day, Phillie taunts him while wearing Lonnie's Hulk wig, proving he was the thief. This means war.



ACT III



Lonnie once more employs his criminal skills and breaks into Phillie's safe. He finds his stolen goods there but strangely leaves things exactly as he found them. Lena visits the gym the next morning before Lonnie arrives and encounters Phillie who sexually harasses her. Lonnie finds Lena crying in the parking lot and confronts Phillie, enraged. Phillie doesn't back down and promptly fires him but Lonnie doesn't care. After investing his considerable earnings selling steroids into cryptocurrency (following a tip from a client), Lonnie rats Phillie out, filing a report with the police.



Lonnie completes final preparations and heads to Vegas with Lena for the Mr. Olympia Amatuer contest feeling on top of the world. But he arrives to a rude awakening as he finds himself out of his element and outclassed by the other competitors. Lonnie's confidence falters in the middle of the competition and after a backstage breakdown, abruptly quits, devastated! Lena's support is unwavering though, which baffles Lonnie. On their long drive back to LA, Lonnie's gets the call his stuff was retrieved and Phillie arrested. They detour to pick it up and Lonnie takes the opportunity to taunt Phillie who is now the one to go ballistic for turning him in.

In the aftermath of the botched competition, Lena tries to console a defeated Lonnie. Listless and without direction Lonnie finds himself once again injecting and breaking into muscle beach that night, he's a creature of habit. This time he sets off several meatheads who give him a severe beating. With his competition hopes shattered and now his face battered, Lonnie's self-image reaches a new low and he tracks down the 3 guys who attacked him and ambushes them, exacting his revenge. In a slump of guilt and self-loathing Lonnie breaks up with Lena. She implores him to not to give up and not only reveals she had seen through his charade about having a famous father but that she too is an orphan. But Lonnie is bent on isolating himself.

Alone in his apartment, searching for a way forward, Lonnie discovers a freak surge in his cryptocurrency investment has left him flush with finances. Lonnie ignores repeated calls from Lena and formulates a plan. He returns to the gym and waits for Phillie (who managed an early release thanks to good ol' boy connections with the chief) to arrive. Lonnie shocks Phillie with a bid to buy him out. But Phillie's feelings for Lonnie are all malice now and he immediately begins antagonizing the much younger and bigger Lonnie, who doesn't want to fight. But when Phillie begins to physically assault him something finally snaps inside Lonnie. All the pent up rage, all the suppressed hurt of a bullied orphan, comes pouring out as Lonnie goes full Hulk-mode. When he comes to his senses, Lonnie has brutally beaten Phillie to death. Lonnie is a murderer. He drives away from the scene of the crime almost in a daze before pulling to a stop in the middle of the road. He finally looks at his blood-spattered face in the mirror and takes in the reality of who he has become. Lonnie turns the car around and goes back the way he came, turning himself into the police.







Back in prison Lonnie still works out but something is different about him. When he receives a Bible from a fellow inmate he turns his attention to exploring his faith but for the first time in his life, as something other than a means to an end. As time passes he begins to change, he's humbler, less pretense. When Lena makes a prison visit we discover she's not only stuck with him, they've been married! They each share and encourage each other with the changes of heart they've been experiencing and Lena brings him even more good news from the outside, including the fact they have a conjugal visit scheduled. As Lonnie returns to his cell he talks to a disturbed inmate who suddenly threatens Lonnie's life with a shank to his neck! Lonnie finds himself doing something he's never done before. He responds to violence with peaceful kindness. As the bewildered criminal hurries off a realization settles over Lonnie: He has finally found transformation.







PRODUCER / WRITER / DIRECTOR



Korstiaan "Kors" Vandiver

With his original footing in the Atlanta music industry, Kors transitioned to the large and small screens moving to Los Angeles in 2007. He brings over 12 years of experience in the film/TV industry as a writer/producer/director. After only a month in LA, he was hired to write a screenplay covering the life of beloved singer John Legend. Later Kors would work under the Starz umbrella for one of his favorite comedians on the show "Martin Lawrence Presents: 1st Amendment Stand-Up" as a cameraman and later a BTS writer/director.

His scripts would soon land attachments and interest from actors such as Ryan Gosling, Idris Elba, Skylan Brooks, Nate Parker, Emayatzy Corinealdi, Coleman Domingo, and even Oscar-winners such as Mahershala Ali, Mo'Nique as well as studios, producers, agencies and management such as Sony/Columbia, David Goyer's Phantom Four, Kevin Turen, Tyler Perry's 34th Street Films, Bron Creative, A24, Anonymous Content, ICM,CAA, WME and more.

He contributed script notes to the famed Sundance breakout hit 'The Birth of a Nation' and has produced projects with creatives such as Issa Rae, Lena Waithe, Omari Hardwick, Armie Hammer and more. He and his partners have enjoyed their work being showcased and recognized as well as purchased by companies such as Fox Searchlight, ABC, 60 Minutes, HBO, National Geographic, Tiny Giant Studios, VH1 just to name a few. As an award-winning filmmaker, Kors is currently producing a script that chronicles the murder of 12-year-old Tamir Rice by Cleveland Police.

PRODUCER



Josh Murray has been a producer on half a dozen shorts which have garnered nominations and awards at festivals from coast to coast, as well as assisting/consulting on a number of other film projects. His first foray into producing was The Soliloquy (he also wrote and directed), which won 6 awards and was selected at 5 film festivals. Alex Hyde-White (Indiana Jones and the Last Crusade) called it a "Terrific example of classical modernism" and Will Wallace (The Thin Red Line, The Tree of Life) said "it was just wonderful, a perfect recipe."

Josh brings a diverse background of not only 10 years experience working in the film industry but also over a decade in the corporate world as an IT professional. In his former career, he managed network engineering projects for a Fortune 500 company and provided cyber security consulting for some of the biggest organizations in the world. He holds a B.S. in Computer Networking from Strayer University.

As an avid fitness enthusiast and participant in prison outreach for years, Josh also brings an intensely personal voice and passion for bringing the story of Gym Rat to life.

JOSH MURRAY

Advisory Board

SPENCER T FOLMAR
Director/Producer



Director Spencer T. Folmar's theatrical debut, "Generational Sins," has spurred a national debate surrounding the interplay of faith and film. FOX, The Hollywood Reporter, Deadline, Washington Times, CBN, Christian Post, and more have all joined the conversation in about the film's release. Folmar's career began at the ambitious age of 17 when he directed his film debut, "Fortified." Two years later, his second feature film, "Guilt & Sentence," would receive critical acclaim, winning festival awards and premiering to a sold-out audience.Folmar graduated from Grove City College with a BA in Communication Studies.

During his post-graduate academic career, Folmar attended NYU for my MFA in film and also received my masters in theology from Reformed Theological Seminary. Currently releasing "Shooting Heroin" the first scripted narrative feature film on the opioid epidemic.

He is a member of the Producers Guild of America and the Director's Guild of America .

BRUCE NAHIN
Producer / Business Affairs



Bruce Nahin has worked on such diverse areas of Business Affairs as production, acquisition, distribution, budget, talent acquisition, script development, locations and also as a Film Commissioner. He has extensive experience with

Intellectual Property protection, and contract negotiations. Nahin practiced Entertainment law for almost thirty years with an emphasis on music and live entertainment. In the 2000's he transitionedto business affairs and development for films and television.

He joined Continuum Pictures as its Executive Vice President and head of Business Affairs. Later Nahin joined Anorra Media at Universal Studios as head of Business Affairs. Nahin is co founder of Janick Entertainment, a film production company, specializing in quality female empowered independent films. Currently, Nahin is a partner at Entertainment Support Services, a firm providing Consulting in Production Development and Business Affairs to Film, TV and Music.

He is a member of the Producers Guild of America and SAG/AFTRA.

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I N V E S T O R R O I

This memorandum is neither an offer to sell nor a prospectus, but is informational in nature.

While Gym Rat has broad appeal as an intense and entertaining comedic thriller, our most targeted niche audience is the 10 million+ men 18-35 with a gym membership in the US, most of whom are undeniably influenced by bodybuilding culture, which is an incredibly under-served demographic in the narrative film world. As part of our appeal to that demographic and to lend authenticity to the film, we plan to attach a couple fitness icons for cameos. In addition to more traditional financing and investment, we are seeking opportunities on product integration for supplements and other fitness products which provides a unique and exciting opportunity for businesses in this arena to reach their customers in a compelling way. In addition to leveraging connections at major festivals to build momentum toward a release we have strategies for spreading word of mouth marketing on this film at fitness expos (e.g. the LA Fit Expo, it alone has 60,0000 plus attendees).

We have already received compliments on the project's potential as a festival darling, but this is not an art house film and making a commercially viable product is a priority. One of the ways we are accomplishing this is by delivering a high-quality film with great production values while keeping the costs incredibly low. While every film project carries an unpredictable element of risk when it comes to reaping a profit,we believe our ratio of cost to quality will position the film very competitively when it comes to distribution.



'Lu', an award-winning short film by the writer-director Korstiaan Vandiver is a proof of concept for us in the sense that a high-quality film project can be achieved on a small budget. 'Lu' was shot in less than 3 days with a budget south of 4k, the project also starred 3 Sundance Film leads, all of whom have broken out with their own films and TV shows. We intend to make 'Gym Rat' with similar attention and expertise, as the saying goes, "Faithful over little, faithful over much."

Below is a bit more on some of the success of 'Lu'.

• Lu world premiered in the 168 Film Festival on August 10th, 2013. Lu earned 11 nominations; Best Picture, Best Director, Best Screenplay (Drama), Best Actor Nate Parker, Best Actress Emayatzy Corinealdi, Best Supporting Actress Saye Yabandeh, Best Cinematographer Kay Madsen, Best Editor(s), Best Score, Best Sound Design & Best Production Design. The 'Best Picture' nomination put Lu in the top seven films, all of which were in the running for a production deal of up to 1 million dollars from Echolight Studios.

• Lu took 4 awards including 'Best Actor' Nate Parker - unfortunately the film did not advance after a 3-way tie was broken for the million dollar production deal.

- Lu was an Official Selection in the One Lens Film Festival which screened at the Academy of Television Arts & Sciences on August 16th, 2013 and took one award for 'Best Actor' Nate Parker

- Lu screened in HBO & BET's Urbanworld Film Festival 2013 in New York as an Official Selection.

- Lu received three write ups on IndieWire & Shadow & Act websites

- Lu was screened at the NAACP Hollywood Bureau, they were impressed enough to recommend Lu as the first short film for the NAACP Image Award and Korstiaan Vandiver was named to their NAACP Indie Film Sub Committee because of the film

- An article on "Lu" premiered in the January 2014 'Short Takes' segment of American Cinematographer Magazine

- Lu played at a Sundance Board member special screening in Park City, Utah on January 21, 2014

DIRECTORS VISION

What is the Theming of this?

It doesn't take much convincing to believe stories that work are meaningful. Superficiality usually doesn't work out well in reality — why would a superficial concept fare better within a fictional narrative? This story could have easily been just something to make people laugh — but I don't ever want to do that. I want Gym Rat to have a climactic point that is affecting in its tragedy, there must be something to say. Lonnie Milsap is a grown-up, male version of Little Miss Sunshine's Olive Hoover. And Greg Kinnear's character Richard Hoover isn't all that different from the Gym Rat antagonist Phillie in the sense that he wants to see Lonnie win at all costs. These types of characters drive dys-function in already dysfunctioning protagonist characters because of their need for approval. From the very start of the script, Josh and I talked about Pumping Iron with Arnold Schwarzenegger and how he was such an antagonist to everyone he was in competition with. He was putting people down and almost whispering horrible things to their psyche, a little like Satan on their shoulder. I wanted Lonnie to feel like he was facing an Arnold type at every waking moment, a person in deep need of admonishment would be dumped on with discouragement. I wanted to explore what it is like to be the human being in a society that is looked down upon and given up on. And the result of that is this person then goes through life with a chip on their shoulder, their existence is dedicated to proving people wrong by any means necessary because they want approval. This is what happens when your dignity is founded in something other than your person being valued as one of God's creations, nothing more. I wanted to argue that worth isn't defined by an accomplishment, or how many letters you have behind your name...

I also wanted to tackle the idea that people can still change even if they do something really horrible that would be deemed unforgivable in society… Humans love to think of themselves as understanding — until there's something or someone they don't understand. This is where my understanding of God and the way His love works wants to ask questions. Those "If God loves everyone then...?" fill in the blank kinds of questions. So, I decided let's push that idea around in people's heads and get them judging someone, they don't intend to judge, let the sins pile up until that one unforgivable or one unredeemable thing happens.



Maybe Lonnie is secretly judged for his mental state or his obliviousness. Maybe, it's his attraction to violence or criminal activity at the risk of his freedom... Maybe it's his substance dealing or substance abuse... Bodybuilding could be seen by many as the utmost expression of self-indulgence and narcissism. At the same time, Mr. Olympia Amateur is overtly funny as an idea all on it's own. Just think, this is a sub-competition of the pinnacle event in bodybuilding that allows a subculture to compete at an amateur level for a title that is virtually meaningless because they cannot compete at the real level. People put themselves through all of the training and regiments knowing they may never grace the "big stage" and even so, within that competition of those who could be the "looked down upon" there are still some who look down on their fellow competitors walking amongst the ranks. This dichotomy is at the very foundation of this story.

Lonnie Lessons

Lonnie is introduced in his element; in prison, working out. But even in his natural environment, there is something quite unnatural about him. One of the major themes of the film is already present in this introduction. How much is Lonnie a singular case, possibly an anomaly? How much is he a product of his environment, the town he grew up in and the system? He only becomes successful selling steroids because the societal demand to look a certain way is much more gratifying than natural health and longevity. Lonnie represents those who work hard at taking shortcuts.

A fundamental character trait is established early on. Lonnie Milsap will do anything to workout and achieve his goals. He'll hurt someone, and when he's caught he'll barter and lie. He's not afraid of embarrassing or morally compromising himself, and he'll use violence when necessary.

This interestingly enough makes him the perfect protagonist for our dark portrayal of how much this socially conscious age is fueled by the currency of self-image. And yet, illustrate how even when someone seems to have gone hopelessly over the brink, it's still not too late for them to learn to start seeing differently.

MOOD BOARD





























